EXHIBIT 99.1

Factors Affecting Future Financial Results

Statement Regarding Forward-Looking Disclosure and Risk Factors

Certain sections of this Annual Report on Form 10-K may contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent our expectations or beliefs concerning future events.

Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects” or similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future actions, which may be provided by our management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about our company, economic and market factors and the industry in which we do business, among other things. These statements are not guaranties of future performance and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. Factors that could cause our actual performance and future events and actions to differ materially from such forward-looking statements, include, but are not limited to those discussed below and elsewhere in this Annual Report on Form 10-K.

We have incurred operating losses and negative cash flows in recent periods.

We have incurred operating losses in fiscal year 2002 and all four quarters of fiscal year 2003 resulting in negative cash flow. We historically maintained substantial cash and short-term investment balances which have been partially depleted as a result. If operating losses and negative cash flow continue at the same rate, we could encounter liquidity problems in the future.

We may be unable to reverse declines in comparable store sales.

Growth in our business depends, in part, on our ability to reverse declines in comparable store sales and then sustain comparable store sales growth. We use the term “comparable store sales” to refer to sales in stores that were open for at least 14 full fiscal months. A variety of factors affect comparable store sales results, including changes in fashion trends, changes in our merchandise mix, calendar shifts of holiday periods, actions of competitors, weather conditions and general economic conditions. Our comparable store sales results have declined significantly in the past year, and we cannot assure you that comparable store sales will not continue to decline in the future.

Our ability to return to profitability depends upon our ability to anticipate and react to new trends.

Our ability to return to profitability depends largely on our ability to anticipate the changing fashion tastes of our customers and to respond to those changing tastes in a timely manner. The fashion tastes of our customers change frequently, and if we fail to anticipate, identify or react appropriately to changing styles, trends or brand preferences of our customers, we may experience lower sales, excess inventories and more frequent markdowns, which could have a material adverse effect on our business. In addition, if we misjudge fashion trends, our image with our customers may be significantly impaired, and our customers might cease to purchase additional merchandise from us in the future. This is particularly acute because we rely on a limited demographic for a large percentage of our sales.

Our sales and ability to return to profitability also depend upon the continued demand by our customers for fashionable, casual apparel. Demand for our merchandise could be negatively affected by shifts in consumer discretionary spending to other goods such as electronic equipment, computers and music, for example. If the demand for apparel and related merchandise were to decline, our financial results would be adversely affected by any resulting decline in sales.

We cannot assure you of the success of our new sourcing and supply program.

We intend to introduce a new company-wide sourcing and supply program during fiscal 2004. As part of this program, we expect that, over time, more and more of our merchandise will be designed and developed by designers working for our company, with less emphasis on identifying merchandise designed and developed by third parties. In the future, we also expect that most of our merchandise will be sourced from manufacturers located outside the United States, with less reliance on small clothing manufacturers located in the United States. The new program involves a high degree of planning to be able to quickly develop and bring to market new merchandise before it is no longer in fashion with our customers. In addition, we introduce numerous lines of merchandise per year, and, as a result, a delay of even a few weeks in bringing new merchandise to market could hurt our sales and financial results, since the tastes of our customers could change during that time. We cannot assure you that our new sourcing program will be successful.

Closing stores or curtailing certain operations could result in significant asset impairments and significant costs to us.

In the fourth quarter of fiscal 2003, we made a strategic decision to close all 31 Zutopia stores by the end of the first quarter or early in the second quarter of fiscal 2004, due to their poor financial results and their limited ability to become profitable in the future in a highly competitive market. Therefore, the financial losses generated by this chain and the write down of its fixed assets to their estimated fair value have been identified as discontinued operations.

In the future, we could decide to close stores or curtail operations that are producing continuing financial losses. If we do so, we would be required to write down the carrying value of these impaired assets to realizable value, a non-cash event which would negatively impact our earnings and earnings per share.

If we decide to close any stores before the expiration of the lease term, we may incur payments to landlords to terminate or “buy out” the remaining term of the lease. We also may incur costs related to the employees at such stores. These costs would negatively impact our financial results and cash position.

We compete with other retailers for sales and locations.

The women’s retail apparel industry is highly competitive, with fashion, quality, price, location, in-store environment and service being the principal competitive factors. We compete for sales with specialty apparel retailers, department stores and certain other apparel retailers, such as American Eagle, Banana Republic, BCBG, bebe, Charlotte Russe, Express, Forever 21, Gap, H&M, Old Navy, Pacific Sunwear, and Urban Oufitters. We also compete for favorable site locations and lease terms in shopping malls. Many of our competitors are large national chains, which have substantially greater financial, marketing and other resources than we do. While we believe we compete effectively for sales and for favorable site locations and lease terms, competition for prime locations within malls, in particular, and within other locations is intense and we cannot assure you that we will be able to obtain new locations or maintain our existing locations on terms favorable to us, if at all.

Because of the importance of our brand names, we may lose market share to our competitors if we fail to adequately protect our intellectual property rights.

We believe that our trademarks and other proprietary rights are important to our success. We have registered trademarks for Wet Seal, Contempo Casuals and Zutopia and Arden B. (registered in the retail store services class and pending in others) Even though we take actions to establish and protect our trademarks and other proprietary rights, we cannot assure you that others will not imitate our products or infringe on our intellectual property rights. In addition, we cannot assure you that others will not resist or seek to block the sale of our products as violative of their trademarks and proprietary rights. If we are required to stop using any of our registered or non-registered marks, our sales could decline and our business and results of operations could be adversely affected.

Our business is affected by local, regional and national economic conditions.

Our business is sensitive to consumer spending patterns and preferences. Various economic conditions affect the level of spending on the merchandise we offer, including general business conditions, interest rates, taxation, and the availability of consumer credit and consumer confidence in future economic conditions. Our growth, sales and profitability may be adversely affected by unfavorable occurrences in these economic conditions on a local, regional or national level. We are especially affected by economic conditions in California, where approximately 14% of our stores are located.

Most of our stores are located in regional shopping malls. We derive sales, in part, from the high volume of traffic in these malls. The inability of mall “anchor” tenants and other area attractions to generate consumer traffic around our stores, or the decline in popularity of malls as shopping destinations would reduce our sales volume.

Our success depends upon the performance of our senior management and our ability to attract and retain key management personnel.

Our company’s success depends to a significant extent upon the performance of our senior management, particularly personnel engaged in merchandising and store operations. Our success also depends, in part, on our ability to identify, hire and retain additional key management personnel. Competition for qualified personnel in the retail apparel industry can be intense, and we cannot assure you that we will be able to identify, hire or retain the key personnel necessary to grow and operate our business as currently contemplated. We have recently encountered some difficulty in retaining senior management and there may be additional losses of senior management in the future.

In addition, we recently hired several key management personnel, including our Chief Executive Officer, the President of our Wet Seal division and our Senior Vice President-Creative Director. These individuals are highly qualified for the positions for which they were hired, and bring with them extensive cross-functional management skills. However, they have only worked together for a short time and, therefore, have not yet had the opportunity to demonstrate their ability to work together effectively.

Increases in Federal and state minimum wage laws could increase our expenses.

Statutory increases in Federal and state minimum wages could adversely effect our profitability by increasing our expenses. Connecticut, Illinois, Oregon, Rhode Island, Vermont and Washington have each increased their state minimum wages which are all above the Federal minimum as of the end of the fiscal year ended January 31, 2004. We operated a total of 31 stores in those states as of January 31, 2004. The recent state increases and any other future Federal or state increases could raise minimum wages above the current wages of some of our employees, and competitive factors could require us to make corresponding increases in employee wage rates. Increases in our wage rates increases our expenses, which could adversely affect our results of operations.

We were served with a class-action lawsuit in the Orange County Superior Court by previously employed store managers alleging non-exempt status under California state labor laws. Through non-binding mediation, we agreed to settle the litigation and pay approximately $1.3 million. Upon approval by the court and all parties, we will proceed with the process to administer the notice of settlement to class members, and determine the claims to award. We anticipate this process, including payments to the class members, will be finalized by the summer of 2004. To mitigate future related complaints, we have converted all of our California store managers to non-exempt status.

We must increase our regional and demographic scope to continue the growth of our business.

We rely on a relatively narrow demographic customer base and a concentration of stores in particular geographic regions for a significant percentage of our sales. We believe we need to increase our demographic and geographic scope to continue our growth. As our operations grow, there will be increasing strains on our resources, and we could experience difficulties enhancing our distribution, financial and operating systems. There can be no assurance that we will be able to expand, that any expansion will be profitable or that we will be able to manage our expansion effectively.

Our company has historically expanded by opening new stores, remodeling existing stores and acquiring other store locations or businesses that complement and enhance our operations. From time to time we have created new retail concepts such as Arden B. There can be no assurance that these new fashion businesses will gain consumer acceptance or ultimately be successful. Our ability to open stores and the performance of newly opened stores depends upon several factors, including among others, our ability to:

•	locate and obtain favorable store sites;

•	negotiate acceptable lease terms;

•	obtain adequate supplies of merchandise; and

•	hire and train qualified management personnel and other employees.

Our ability to complement and enhance our operations through acquisitions depends on our ability to integrate the new business, its management, systems and relationships into our company. This type of integration is often very difficult and may not be successful. Our inability to integrate any future acquisitions into our corporate structure could adversely effect our results of operations.

Our business is seasonal in nature.

The retail apparel industry is highly seasonal. We generate our highest levels of sales during the Christmas season, which begins the week of Thanksgiving and ends the first Saturday after Christmas, and the “back to school” season, which begins the last week of July and ends the first week of September. Our profitability depends, to a significant degree, on the sales generated during these peak periods. Any decrease in sales or margins during these periods, whether as a result of economic conditions, poor weather or other factors beyond our control, could have a material adverse effect on our company.

We depend upon key vendors to supply us with merchandise for our stores.

Our business depends on our ability to purchase current season apparel in sufficient quantities at competitive prices. The inability or failure of our key vendors to supply us with adequate quantities of desired merchandise, the loss of one or more key vendors or a material change in our current purchase terms could adversely affect our business. We have no long-term purchase contracts or other contractual assurances of continued supply, pricing or access to new products. We cannot assure you that we will be able to acquire desired merchandise in sufficient quantities or on terms acceptable to us in the future.

We depend upon a single distribution facility.

The distribution functions for all of our stores are handled from a single, leased facility in Foothill Ranch, California. Any significant interruption in the operation of the distribution facility due to natural disasters, accidents, system failures or other unforeseen causes could delay or impair our ability to distribute merchandise to our stores, which could cause our sales to decline.

We do not authenticate the license rights of our suppliers.

We purchase merchandise from a number of vendors who hold manufacturing and distribution rights under the terms of license agreements. We generally rely upon each vendor’s representation concerning those manufacturing and distribution rights and do not independently verify whether each vendor legally holds adequate rights to the licensed properties they are manufacturing or distributing. If we acquire unlicensed merchandise, we could be obligated to remove it from our stores, incur costs associated with destruction of the merchandise if the vendor is unwilling or unable to reimburse us, and be subject to liability under various civil and criminal causes of action. The occurrence of any of these events could adversely effect our financial condition and results of operations.

We experience business risks as a result of the catalog and internet business.

We compete with catalog and internet businesses that handle similar lines of merchandise. These competitors have certain advantages, including the inapplicability of sales tax and the absence of retail real estate and related costs. As a result, increased catalog and internet sales by our competitors could result in increased price competition and decreased margins.

We operate internet sites where customers can purchase our merchandise on-line at www.wetseal.com and www.ardenb.com. These internet addresses are provided for informational purposes only and are not intended to be usable as hyperlinks. The information at these internet addresses are not a part of this filing. Our internet operations are subject to numerous risks, including:

•	reliance on third party computer and hardware providers;

•	diversion of sales from our retail stores; and

•	online security breaches and/or credit card fraud.

Our inability to effectively address these factors could affect the profitability of our internet business, and we cannot assure you that we will be able to compete successfully through our internet business.

We are subject to risks associated with our international operations.

A significant portion of our products are manufactured outside the United States. As a result, we are subject to additional risks. For example, we cannot predict whether any of the foreign countries in which our products are currently manufactured or any of the countries in which our products may be manufactured in the future will be subject to future or increased import restrictions by the U.S. government, or the likelihood, type or effect of any trade restrictions. Trade restrictions, including increased tariffs or quotas, against apparel, footwear or other items sold by us could affect the importation of such merchandise generally and could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition, results of operations and liquidity. Furthermore, our merchandise flow may be adversely affected by the financial or political instability in any of the countries in which our goods are manufactured or by significant fluctuations in the value of the U.S. dollar against foreign currencies or restrictions on the transfer of funds. If our merchandise flow is negatively impacted as a result of any of the risks associated with our international operations, our sales could decline.